UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

The Elmet Group Co.
(Exact name of registrant as specified in its charter)

Delaware	33-1881598
(State or incorporation or organization)	(IRS Employer Identification No.)

2 Portland Fish Pier, Suite 214 Portland, ME	04101
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: 333-294725

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

On September 14, 2026, The Elmet Group Co. (the “Company”) entered into a Restricted Entity Compliance Plan (the “Plan”) with Continental Stock Transfer & Trust Company, as rights agent. In connection therewith, the Board of Directors of the Company (the “Board”) declared a dividend of one preferred share purchase right (“Right”) for each outstanding share of the Company’s common stock, par value $0.001 per share (the “Common Stock”). The dividend is payable on September 24, 2026 to stockholders of record as of the close of business on such date (the “Record Date”). In addition, one Right will automatically attach to each share of Common Stock issued between the Record Date and the Distribution Date (as defined below). The terms used in this section but not otherwise defined herein shall have the meaning ascribed to such terms in the Plan.

The Board adopted the Plan in connection with the entry into by the Company of that certain investment agreement, dated as of September 11, 2026 (the “Investment Agreement”) and that certain investor rights agreement, dated as of September 14, 2026 (the “Investor Rights Agreement”), each with the United States Department of War (“DOW”), pursuant to which, among other things, the Company agreed to use its reasonable best efforts to maintain in effect the Plan or a substantially similar arrangement to prevent any Restricted Entity (as defined in the Investor Rights Agreement) from acquiring beneficial ownership of 10% or more of the Company’s outstanding Common Stock.

Other than with respect to Restricted Entities, the Plan does not impact the ability of any person from acquiring shares of the Company’s Common Stock or making offers to acquire, merge or combine with the Company.

The following is a general description of the terms of the Rights, the Class B Preferred Stock (as defined below) and the Plan. This description is qualified in its entirety by the full text of the Certificate of Designations of the Class B Preferred Stock (the “Class B Certificate of Designations”) and the Plan, which are included as Exhibits 3.1 and 4.1, respectively, to this Current Report on Form 8-A and incorporated herein by reference.

The Rights. The Board authorized the issuance of one Right with respect to each share of Common Stock outstanding on the Record Date. The Rights will initially trade with, and will be inseparable from, the Common Stock. The Rights will accompany any new shares of Common Stock issued after the Record Date until the earlier of the Distribution Date, the Redemption Date or the Expiration Date of the Rights, as described below.

Exercise Price. Each Right will allow its holder to purchase from the Company one one-thousandth of a share of Class B Junior Participating Preferred Stock, par value $0.001 per share (“Class B Preferred Stock”), for $86.00 per share, subject to adjustment under certain conditions (the “Purchase Price”), once the Rights become exercisable.

Exercisability. The Rights will not be exercisable until:

●	10 business days after the public announcement that a Restricted Entity has become an “Acquiring Person” (as defined in the Plan) by obtaining beneficial ownership of 10% or more of the outstanding Common Stock, or, if earlier;

●	10 business days (or a later date determined by the Board before any person or group becomes an Acquiring Person) after a Restricted Entity Commences (as defined in the Plan) a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

The date when the Rights become exercisable is referred to as the “Distribution Date.” Until the Distribution Date, the Company’s Common Stock certificates or, in the case of uncertificated shares, notations in the book-entry account system, will evidence the Rights. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the surrender for transfer of any certificates for Common Stock or book-entry shares will also constitute the transfer of the associated Rights. After the Distribution Date, the Rights will separate from the Common Stock and be evidenced by Right certificates.

Consequences of a Person or Group Becoming an Acquiring Person. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person or any associate or affiliate thereof may, upon exercise of a Right, purchase for the Purchase Price shares of Common Stock with a market value of two times the Purchase Price, based on the market price of the Common Stock prior to such acquisition. If the Company does not have a sufficient number of shares of Common Stock available, the Company may under certain circumstances substitute shares of Class B Preferred Stock or other securities or property for the Common Stock into which the Rights would have otherwise been exercisable.

Class B Preferred Stock Provisions. Each one one-thousandth of a share of Class B Preferred Stock, if issued:

●	will not be redeemable.

●	will entitle the holder to quarterly dividend payments equal to the dividend paid on one share of Common Stock.

●	will entitle the holder upon liquidation to receive either $1.00 or an amount equal to the payment made on one share of Common Stock, whichever is greater.

●	will have one vote and vote together with the Common Stock, except as required by law.

●	if shares of Common Stock are exchanged via merger, consolidation, or a similar transaction, will entitle the holder to a payment equal to the payment made on one share of Common Stock.

●	The value of one one-thousandth interest in a share of Class B Preferred Stock should approximate the value of one share of Common Stock.

Expiration. The Rights will expire upon the termination, in accordance with the terms thereof, of the Investor Rights Agreement and any other material agreements between the Company or its Subsidiaries, on the one hand, and the DOW or other U.S. government agencies, as applicable, on the other, requiring the adoption or maintenance of the Plan (the “Final Expiration Date”), unless the Rights are earlier redeemed or exchanged by the Board as described below.

Redemption. The Board may redeem all but not less than all of the then-outstanding Rights at a redemption price of $0.001 per Right at any time before the earlier of the Final Expiration Date and the first date of public announcement that any person or group becomes an Acquiring Person. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.001 per Right. The redemption price will be adjusted in the event of a stock split or stock dividends of the Common Stock.

Exchange. After a person or group becomes an Acquiring Person, the Board may extinguish all or a portion of the Rights by exchanging one share of Common Stock, or such greater number as shall be sufficient to ensure that immediately following such exchange, the Beneficial Ownership of each Acquiring Person, together with its Affiliates and Associates, shall be less than 10% of the outstanding Common Stock, for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. The Purchase Price, the number of shares of Class B Preferred Stock issuable and the number of outstanding Rights are subject to adjustment from time to time as set forth in the Plan to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split, or a reclassification of the Class B Preferred Stock or Common Stock. No adjustments to the Purchase Price of less than 1% will be made.

Amendments. The terms of the Plan may be amended by the Board without the consent of the holders of the Rights except that after a person or group becomes an Acquiring Person, the Board may not amend the Plan in a way that adversely affects holders of the Rights.

Item 2. Exhibits.

3.1	Certificate of Designations of Class B Junior Preferred Stock of The Elmet Group Co (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on September 14, 2026).

4.1	Restricted Entity Compliance Plan, dated as of September 14, 2026, between The Elmet Group Co. and Continental Stock Transfer & Trust Company, as rights agent (including the form of Certificate of Designations of Class B Junior Participating Preferred Stock attached thereto as Exhibit A and the form of Right Certificate attached thereto as Exhibit B) (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on September 14, 2026).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 14, 2026	The Elmet Group Co.

	By:	/s/ Peter V. Anania
	Name:	Peter V. Anania
	Title	Chief Executive Officer and Chairman

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